1275 Pennsylvania Ave., NW Washington, DC 20004-2415 tel 202.383.0100 fax 202.637.3593 www.sablaw.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

Internet: cynthia.krus@sablaw.com

January 22, 2008

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MCG Capital Corporation
Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of MCG Capital Corporation (the “Company”), we are hereby electronically transmitting for filing under the Securities Act of 1933 (the “Securities Act”) the Company’s registration statement on Form N-2 (the “Registration Statement”) and a filing fee in the amount of $4,107.00. The Registration Statement relates to the issuance of up to 9,500,000 shares of the common stock of the Company issuable upon exercise of rights to subscribe for such shares of common stock.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s registration statement on Form N-2 (File No. 333-142440), except for the information specific to the rights offering and the updating of financial information and certain other data.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

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